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SEC FILE NUMBER
8-53089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/24 (MM/DD/YY) AND ENDING 09/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Franklin Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Franklin Parkway
(No. and Street)

San Mateo	CA	94403-1906
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Paterson	(801) 952-3309	david.paterson@franklintempleton.co.uk
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

405 Howard Street, Suite 600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

10/20/03	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Paterson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Franklin Distributors, LLC _____, as of 9/30 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

david.paterson@franklintempleton.co.uk — Digitally signed by david.paterson@franklintempleton.co.uk
Date: 2025.12.08 07:16:23 -08'00'

Title:

Chief Financial Officer & Designed Financial Principal

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Franklin Distributors, LLC

Statement of Financial Condition
September 30, 2025



Report of Independent Registered Public Accounting Firm

To the Director and Member of Franklin Distributors, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Franklin Distributors, LLC (the "Company") as of September 30, 2025 including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 8, 2025

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP, 405 Howard Street, Suite 600, San Francisco, California 94105
T: (415) 498 5000, www.pwc.com/us

Franklin Distributors, LLC
Statement of Financial Condition
September 30, 2025

(in thousands)

Assets

Cash and cash equivalents	$	251,120
Receivables		73,193
Deferred sales commissions, net		9,430
Deferred taxes, net		7,060
Other		5,752
Total Assets	**$**	**346,555**

Liabilities

Accrued sales and distribution expenses	$	169,715
Accounts payable and accrued expenses		68,138
Due to affiliated entities, net		51,295
Income taxes		18,929
Total liabilities		308,077

Commitments and Contingencies (Note 4)

Member's Capital		**38,478**
Total Liabilities and Member's Capital	**$**	**346,555**

See Notes to Statement of Financial Condition.

Franklin Distributors, LLC
Notes to Statement of Financial Condition
September 30, 2025

---

1. **Business**

   Nature of Operations
   Franklin Distributors, LLC (the "Company") is a wholly owned subsidiary of Templeton Worldwide, Inc. ("TWI" or the "Parent"), and an indirect wholly owned subsidiary of Franklin Resources, Inc. ("Franklin").

   The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and with the Commodities Futures Trading Commission (the "CFTC") as an introducing broker. The Company serves as the principal underwriter and distributor for various funds sponsored by Franklin ("affiliated funds") and acts as direct marketing broker-dealer for institutional investors in mutual funds sponsored by Franklin and private investment vehicles to corporations, pension plans, trusts, and high-net-worth clients on behalf of Franklin subsidiaries, and as marketing broker-dealer for Franklin's Luxembourg and Ireland-domiciled mutual funds to U.S. broker-dealers with offshore clients. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), which is the designated examining authority of U.S. broker-dealers, and the Securities Investor Protection Corporation ("SIPC").

2. **Significant Accounting Policies**

   Basis of Presentation
   The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through December 8, 2025, which is the date the statement of financial condition was available to be issued.

   Related Parties
   Related parties are Franklin and other Franklin subsidiaries (collectively "affiliated entities"), and affiliated funds. Amounts due to affiliated entities and substantially all of the Company's receivables are from related parties.

   The Company has a master netting agreement with Franklin and affiliated entities. As amounts due to and from Franklin and affiliated entities are a determinable amount and the right of offset is enforceable by law, receivables from and payables to affiliated entities are offset and the net amount is presented as due to affiliated entities, net.

   Cash and Cash Equivalents
   Cash and cash equivalents consist of a money market fund sponsored by Franklin and deposits with financial institutions, and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

   The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business. Deposits with one financial institution exceeded local regulatory insured limits by a total of $6.0 million at September 30, 2025, representing a concentration of credit risk.

Receivables

Receivables primarily consist of fees receivable from affiliated funds and are carried at invoiced amounts. Due to the short-term nature and liquidity of the receivables, their carrying values approximate fair value.

Deferred Sales Commissions

Deferred sales commissions consist of upfront commissions paid to financial advisers and broker-dealers on shares of affiliated funds without a front-end sales charge to investors, and are amortized over eighteen months, the period in which they are generally recovered from related revenues. Deferred sales commissions are tested for impairment when there is an indication that the carrying value may not be recoverable. Deferred sales commissions presented on the statement of financial condition are net of $53.5 million accumulated amortization.

Income Taxes

The Company is included in the consolidated U.S. federal and several combined state income tax returns for Franklin. The Company also files separate state income tax returns.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate return method, the Company does not record deferred tax assets related to federal or combined state income tax losses in its statement of financial condition. Instead, these deferred tax assets are treated as transferred to Franklin. The Company tracks these net operating loss deferred tax assets in a separate memorandum account.

Consistent with the separate return method, deferred tax assets and liabilities, other than those related to federal or combined state net operating losses, are recorded for temporary differences between the tax basis of the Company's assets and liabilities and the reported amounts in the statement of financial condition using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled.

Franklin Distributors, LLC
Notes to Statement of Financial Condition
September 30, 2025

3.   Taxes on Income

The significant components of deferred tax assets and deferred tax liabilities at September 30, 2025 were as follows:

(in thousands)

Deferred Tax Assets		
Deferred compensation and benefits	$	8,482
Tax benefits for uncertain tax positions		125
Net operating loss and tax credit carry-forwards		66
Other, net		352
Total deferred tax assets		9,025
Deferred Tax Liabilities		
Amortization of purchased intangibles		137
Deferred commissions		1,828
Total deferred tax liabilities		1,965
Deferred Tax Asset, Net	$	**7,060**

At September 30, 2025, there were $0.2 million in state tax credits expiring in 2026.

The Company is subject to examination by the taxing authorities in multiple jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are as follows; 2019 onwards for U.S. Federal, and 2018 onwards for States of California, Florida, New Jersey, New York, and Pennsylvania, and the City of New York.

4.   Commitments and Contingencies

The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business and financial position.

5.   Stock-Based Compensation

The Company participates in Franklin's Amended and Restated Annual Incentive Compensation Plan (the "AIP"), the 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP"), the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP") and the Amended and Restated Franklin Resources, Inc. 2017 Equity Incentive Plan (the "EIP", and collectively the "Plans"). The Compensation Committee of Franklin's Board of Directors determines the terms and conditions of awards under the Plans.

Stock and Stock Unit Awards
Under the terms of the AIP, eligible employees may receive cash, equity awards, and/or mutual fund unit awards generally based on the performance of Franklin and/or its funds, and the individual employee. The USIP and EIP provides for the issuance of shares of Franklin's common stock for various stock-related awards to officers, directors, and employees. There are 165.0 million shares and 23.0 million shares authorized under the USIP and the EIP. At September 30, 2025, 17.6 million shares and 16.9 million shares were available for grant under the USIP and the EIP. Stock awards

entitle holders to the right to sell the underlying shares of Franklin's common stock once the awards vest. Stock unit awards entitle holders to receive the underlying shares of common stock once the awards vest. Awards vest based on the passage of time or the achievement of predetermined Franklin financial performance goals.

Stock and stock unit award activity was as follows:

	Time-Based Shares	Performance-Based Shares	Total Shares	Weighted-Average Grant-Date Per Share
Nonvested balance at October 1, 2024	1,516,826	48,004	1,564,830	$ 24.69
Granted	1,198,835	28,640	1,227,475	21.44
Vested	(1,129,918)	(22,083)	(1,152,001)	23.77
Forfeited/canceled	(87,655)	—	(87,655)	23.38
Transferred in, net	(39,891)	—	(39,891)	23.04
Nonvested Balance at September 30, 2025	**1,458,197**	**54,561**	**1,512,758**	**$ 22.81**

The total fair value of stock and stock unit awards vested during the fiscal year was $28.3 million.

6. Related Party Transactions

The amounts related to transactions with affiliates included in the statement of financial condition were as follows:

(in thousands)	Affiliated Funds	Parent and Affiliated Entities
Receivables	$ 73,450	$ —
Income taxes payable to Parent	—	18,929
Due to affiliated entities, net is comprised of the following:		
Due from affiliated entities		194,338
Due to affiliated entities		245,633
		$ 51,295

7. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule ("Net Capital Rule" or "Rule 15c3-1") and CFTC Regulation 1.17 (the "CFTC Rule"), each of which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires it to maintain minimum net capital, as defined, no less than the greater of $250,000 or 2% of aggregate debit items. Since the Company does not carry customer accounts and does not have

customer debits, the minimum net capital required is $250,000. The CFTC Rule requires the greater of $45,000 or the amount required under Rule 15c3-1. As of September 30, 2025, the Company had net capital of $(4.0) million, which was 4.3 million in breach of its minimum requirement under Rule 15c3-1 and the CFTC Rule. Upon discovery of the breach, the Parent made a capital contribution of $20.0 million into the Company - see Note 12 - Subsequent Events.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 of the SEC's Customer Protection Rule ("Rule 15c3-3"). The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

Capital withdrawals are subject to certain limitations, notification requirements and other provisions of the Net Capital Rule.

8.   **Subsequent Events**

On November 25, 2025, TWI made a capital contribution of $20.0 million into the Company.